Sub-Item 77I:  Terms of new or amended securities

Class B of the Intermediate Bond and Cash Reserve Portfolios commenced operations on October 28, 2002.  Class B shares are offered to investors without the imposition of any up-front sales load; however, Class B shares of the Intermediate Bond and Cash Reserve Portfolios are subject to a CDSC of up to 4.00% and 5.00%, respectively.  The CDSC is phased out over a period of six years. Class B shares of the Intermediate Bond Portfolio automatically convert to Class A shares after six years from the date of purchase. Class B shares of the Cash Reserve Portfolio automatically convert to Class C shares after eight years from the date of purchase.  Class B shares also incur distribution fees.